                                                   -----------------------------
                                                          OMB APPROVAL
                                                   -----------------------------
                                                     OMB Number:  3235-0145
                                                     Expires:  October 31, 1997
                                                     Estimated average burden
                                                     hours per response....14.90
                                                   -----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                               VENTURE SEISMIC LTD
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    92327K108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


            David J. Schwartz, Esq., c/o Anderson Kill & Olick, P.C.
      1251 Avenue of the Americas, New York, New York 10020 (212) 278-1000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                October 28, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------          --------------------------
CUSIP NO. 92327K108                                      PAGE 2 OF _______ PAGES
--------------------------------------------          --------------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     Ernest P. Werlin
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [x]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            PF

-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                       U.S. Citizen
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                        ---
     NUMBER OF      -----------------------------------------------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                                       198,300(1)
        EACH        -----------------------------------------------------------------------------------------------
     REPORTING            9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                                                            ---
                    -----------------------------------------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                                                     198,300(1)
-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [x]

-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                           ---
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            IN
-----------------------------------------------------------------------------------------------------------------

--------

(1) Ernest P. Werlin disclaims beneficial ownership of all shares owned by other persons.

                                  SCHEDULE 13D

--------------------------------------------          --------------------------
CUSIP NO. 92327K108                                      PAGE 3 OF _______ PAGES
--------------------------------------------          --------------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                 The High View Fund, L.P.
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [x]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            WC
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                         Delaware
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                      96,650(1)
     NUMBER OF      -----------------------------------------------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                                       198,300(1)
        EACH        -----------------------------------------------------------------------------------------------
     REPORTING            9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                                                          96,650(1)
                    -----------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                     198,300(1)

-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                          96,650(1)
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [x]

-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                           3.1%
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            PN
-----------------------------------------------------------------------------------------------------------------


--------

(1) The High View Fund, L.P. disclaims beneficial ownership of all shares owned by other persons.

                                  SCHEDULE 13D

--------------------------------------------          --------------------------
CUSIP NO. 92327K108                                      PAGE 4 OF _______ PAGES
--------------------------------------------          --------------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                    The High View Fund
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [x]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            WC
-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable
-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                    The Cayman Islands
-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                     101,650(1)
     NUMBER OF      -----------------------------------------------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                                       198,300(1)
        EACH        -----------------------------------------------------------------------------------------------
     REPORTING            9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                                                         101,650(1)
                    -----------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                                                     198,300(1)
-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         101,650(1)
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [x]

-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                           3.3%
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            00
-----------------------------------------------------------------------------------------------------------------


--------

(1) The High View Fund disclaims beneficial ownership of all shares owned by other persons.

                                  SCHEDULE 13D

--------------------------------------------          --------------------------
CUSIP NO. 92327K108                                      PAGE 5 OF _______ PAGES
--------------------------------------------          --------------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                      Andrew M. Brown
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [x]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

                                                            PF

-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                      Not Applicable

-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

                                                       U.S. Citizen

-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

                                                                        ---
     NUMBER OF      -----------------------------------------------------------------------------------------------
       SHARES             8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                                                       198,300(1)
        EACH        -----------------------------------------------------------------------------------------------
     REPORTING            9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                                                            ---
                    -----------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                                                     198,300(1)
-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [x]

-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            ---
-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                                                            IN
-----------------------------------------------------------------------------------------------------------------


--------

(1) Andrew M. Brown disclaims beneficial ownership of all shares owned by other persons.

                               VENTURE SEISMIC LTD
                              (CUSIP No. 92327K108)

ITEM 1.   SECURITY AND ISSUER.

               This statement relates to the common stock, no par value per share ("Common Stock") of Venture Seismic Ltd. (the "Issuer"). The address of the principal executive offices of the Issuer is 3110 80th Avenue, S.E., Calgary, Alberta CANADA T2C 1J3.

ITEM 2.   IDENTITY AND BACKGROUND.

               (a) - (f)

               This statement is being filed on behalf of The High View Fund, L.P., a Delaware limited partnership (the "Delaware Fund"). The Delaware Fund's principal business is to make and hold investments. The sole general partner of the Delaware Fund is High View Capital Corporation, a Delaware corporation ("HVCC"). HVCC's principal business is to act as general partner to the Delaware Fund. The business address for the Delaware Fund and HVCC is c/o HVCC, 150 East 52nd Street, Suite 1800, New York, New York 10022.

               The sole stockholder of voting stock and the sole director of HVCC is Ernest P. Werlin. Mr. Werlin is the President and Treasurer of HVCC. Mr. Werlin is a United States citizen. The only other executive officer of HVCC is Andrew M. Brown, the Secretary of HVCC.

               This statement is also being filed on behalf of The High View Fund, a Cayman Islands company (the "Cayman Fund"). The Cayman Fund is listed on the Irish Stock Exchange and its principal business is to make and hold investments. The Cayman Fund's directors are Rhonda D. McDeigan-Eldridge and Cedric L. Carroll. Ms. McDeigan-Eldridge and Mr. Carroll are citizens of the Commonwealth of The Bahamas, their principal business is to act as investment fund administrators and their business address is c/o Mees Pierson Fund Services (Bahamas) Limited, Windermere House, 404 East Bay Street, P.O. Box SS-6238, Nassau, The Bahamas.

               The investment manager to the Cayman Fund is High View Asset Management Corporation, a Delaware corporation ("HVAM"). HVAM's principal business is to act as investment manager to the Cayman Fund and its business address is 150 East 52nd Street, Suite 1800, New York, New York 10022.

               The sole stockholder of voting stock and the sole director of HVAM is Mr. Werlin. Mr. Werlin is the President and Treasurer of HVAM. Andrew M. Brown is the Secretary and Vice President of HVAM.

               This statement is also being filed on behalf of Mr. Werlin. Mr. Werlin's present principal occupation is as the director, President and Treasurer of each of HVCC and HVAM. Mr. Werlin is a United States citizen whose business address is c/o HVCC, 150 East 52nd Street, Suite 1800, New York, New York 10022.

               This statement is also being filed on behalf of Mr. Brown. Mr. Brown's principal business is as Secretary of HVCC and as Secretary and Vice President of HVAM. Mr. Brown's business address is c/o HVCC, 150 East 52nd Street, Suite 1800, New York, NY 10022. Mr. Brown is a United States citizen.

               No person disclosed in response to this Item 2, including the Delaware Fund, the Cayman Fund, Mr. Werlin and Mr. Brown, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding or been subject to a judgment, decree or final orders enjoining future violations of, or prohibiting or maintaining activities subject to federal or state securities laws or finding any violation with respect to such laws.

               Mr. Werlin and Mr. Brown are making this filing because they may each be deemed to have beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act") of the shares of Common Stock held by each of the Delaware Fund and the Cayman Fund. Mr. Werlin and Mr. Brown disclaim beneficial ownership of all shares of Common Stock owned by other persons.

               The Delaware Fund and the Cayman Fund are making this filing, along with Mr. Werlin and Mr. Brown, because such persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act as a result of the relationships described in this Item 2. Each of such persons disclaims beneficial ownership of the shares owned by any other person and disclaims membership in a group.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                The Delaware Fund acquired 96,650 shares of Common Stock in a series of open market transactions over the period from October 21, 1996 to October 28, 1996, and the Cayman Fund acquired 101,650 shares of Common Stock in a series of open market transactions over the period from October 18, 1996 to October 28, 1996. The aggregate amount of funds required by the Delaware Fund to purchase the 96,650 shares beneficially owned by it was $477,200.44. The aggregate amount of funds required by the Cayman Fund to purchase the 101,650 shares beneficially owned by it was $498,125.44. The funds used to purchase such Common Stock were obtained from the working capital of the Delaware Fund and the Cayman Fund, respectively.

ITEM 4.   PURPOSE OF TRANSACTION.

               Each of the Delaware Fund and the Cayman Fund hold their respective shares of Common Stock to which this statement on Schedule 13D relates for purposes of investment. Depending upon their respective evaluations of the Issuer's business and prospects, future developments, market conditions and other factors, each of the Delaware Fund and the Cayman Fund may, from time to time, purchase additional shares, or sell or cause to be sold all or a portion of the shares over which each exercises voting and dispositive power, either in open market or privately negotiated transactions or otherwise. Except as disclosed in this Item 4, neither the Delaware Fund nor the Cayman Fund has current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) and (b)

               Mr. Werlin and Mr. Brown may each be deemed to beneficially own 198,300 shares of Common Stock constituting 6.4% of the outstanding class of Common Stock.

               Mr. Werlin is the sole shareholder and director of HVCC, which is the general partner of the Delaware Fund and, for purposes of Rule 13(d) under the Act, HVCC may be deemed to be the beneficial owner of the shares of Common Stock held by the Delaware Fund. For purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be the beneficial owner of the shares of Common Stock attributed to HVCC by virtue of HVCC's position as the general partner of the Delaware Fund. The Delaware Fund holds a total of 96,650 shares of Common Stock which constitutes 3.1% of the outstanding class of Common Stock. On account of the relationship described in Item 2 and this Item 5, Mr. Werlin and Mr. Brown may be deemed to share with the Delaware Fund and HVCC voting and dispositive power over the shares of Common Stock held by the Delaware Fund. Mr. Werlin and Mr. Brown disclaim beneficial ownership of all shares of Common Stock owned by other persons.

               Mr. Werlin is also the sole shareholder and director of HVAM, which serves as the investment manager to the Cayman Fund. For purposes of Rule 13(d) under the Act, HVAM may be deemed to be the beneficial owner of the shares of Common Stock held by the Cayman Fund. For purposes of Rule 13(d) under the Act, Mr. Werlin may be deemed to be the beneficial owner of the shares of Common Stock attributed to HVAM by virtue of HVAM's position as the investment manager to the Cayman Fund. The Cayman Fund holds a total of 101,650 shares of Common Stock which constitutes 3.3% of the outstanding class of Common Stock. On account of the relationship described in Item 2 and this Item 5, Mr. Werlin and Mr. Brown may be deemed to share with the Cayman Fund and HVAM voting and dispositive power over the shares of Common Stock held by the Cayman Fund. Mr. Werlin and Mr. Brown disclaim beneficial ownership of all shares of Common Stock owned by other persons.

               By reason of the relationships described in Item 2 and this Item 5 above, Mr. Werlin, Mr. Brown, the Delaware Fund and the Cayman Fund may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act. The Delaware Fund beneficially owns 96,650 shares of Common Stock, and the Cayman Fund beneficially owns 101,650 shares of Common Stock, and each entity has sole voting and dispositive power with respect to the shares of Common Stock it owns. Each of (i) HVCC by virtue of being the sole general partner of the Delaware Fund, (ii) HVAM by virtue of being the investment manager to the Cayman Fund, (iii) Mr. Werlin by virtue of being the sole stockholder of voting stock of HVCC and HVAM and (iv) Mr. Brown by virtue of being an executive officer of HVCC and HVAM and by virtue of the relationships described in Item 2 and this
Item 5, may be deemed to share voting and dispositive power with respect to the shares of Common Stock owned by the Delaware Fund and the Cayman Fund. Each of the Cayman Fund and the Delaware Fund, by virtue of the relationship described in Item 2 and this Item 5, may be deemed to share voting and dispositive power with respect to the shares of Common Stock owned by the Delaware Fund and the Cayman Fund. Pursuant to Rule 13d-4 under the Act, neither the filing of this statement nor any of its contents shall be construed as an admission that any person named herein is, for purposes of Section 13(d) or 13(g) of the Act (or pursuant to Rule 16a-11(a)(1) thereunder), the beneficial owner of any shares of Common Stock held by other members of any such group. Additionally, the persons named herein disclaim membership in a group.

               (a) Except as set forth above, no transactions in shares of Common Stock were effected in the past 60 days by any person or entity disclosed in Item 2.

               (b)    Not applicable.

               (c)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               Not applicable.



                                    SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Dated:  November 9, 1996                   /s/ ERNEST P. WERLIN
                                        ___________________________________
                                                Ernest P. Werlin


                                             /s/ ANDREW M. BROWN
                                       ___________________________________
                                                 Andrew M. Brown


                                       THE HIGH VIEW FUND, L.P.

                                       By:  High View Capital Corporation



                                       By: /s/ ERNEST P. WERLIN
                                          _______________________________
                                          Ernest P. Werlin
                                          President


                                       THE HIGH VIEW FUND



                                       By:  /s/ CEDRIC L. CARROLL
                                          ____________________________________
                                          Cedric L. Carroll
                                          Director